Exhibit 10.27

**Summary of Loan Agreement**

**[unofficial translation]**

**Parties:**

Weifang Changda Chemical Co., Ltd.

HuaRan Zhu

**Date:** February 2, 2010

**Material Terms**:

On February 2, 2010, Changda Chemical entered into a loan agreement with Huaran Zhu, our director, for an unsecured loan in the amount of $293,000. The loan is not subject to any interest. The loan is due and payable on February 1, 2013.

# 借款合同

甲方:潍坊昌大化工有限公司
乙方:朱华然

2010 年 2 月 2 日,经甲乙双方协商,就甲方向乙方借款事宜达成如下协议:

一、借款金额

金额小写：￥2000000. 元。大写：人民币 贰佰万 元整。

二、借款期限

本借款期限为三年。

三、担保方式

本借款无担保，无抵押。

四、借款利息

无

五、借款返还

借款人如有急事用此款可随时支取。

六、违约责任

本协议在履行过程中出现争议，甲乙双方协商解决，双方协商不能解决的，

由人民法院仲裁。

七、其他

1、本协议一式两份，甲、乙双方各持一份。

2、本协议双方签字盖章后生效。

甲方：潍坊昌大化工有限公司

代表（签字）：

乙方（签字）：

2010 年 2 月 2 日